Great Hall Investment Funds, Inc.
90 South Seventh Street
Minneapolis, MN  55402
Re:  Response to Sub-Item 77K of Form N-SAR


Ladies and Gentlemen:

PricewaterhouseCoopers LLP ("PwC") had been selected as the independent auditors of Great Hall Investment Funds, Inc. ("Great Hall") for its fiscal year ended July 31, 2003. In July and August 2003, a PwC affiliate in Canada provided certain prohibited non-audit services for the benefit of a Canadian subsidiary of Royal Bank of Canada, the indirect parent company of Voyageur Asset Management Inc., Great Hall's investment adviser. Accordingly, PwC resigned, effective October 9, 2003 due to concerns regarding its independence and will not render an audit opinion on Great Hall's financial statements for the fiscal year ended July 31, 2003. Deloitte & Touche LLP has been selected as the new independent auditors of Great Hall for its fiscal year ended July 31, 2003. Great Hall is currently seeking to retain new independent auditors for its fiscal year ending July 31, 2004.

Neither of PwC's reports for the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, there were no disagreements with PwC during Great Hall's two most recent fiscal years on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused it to reference the subject matter of the disagreements in its report.


Sincerely yours,


/s/ Chris Tomas
Chris Tomas
Chief Financial Officer
Great Hall Investment Funds, Inc.